Exhibit 99.1

ASX ANNOUNCEMENT 23 November 2017 2017 Annual General Meeting Melbourne, Australia; 23 November 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to release the attached slide show presentation which will be delivered by its Chief Executive Officer, Mr. Eutillio Buccilli, at the Company’s 2017 Annual General Meeting to be held at approximately 10.30 am this morning in the “Treetops” Room at Melbourne Museum, 11 Nicholson Street, Carlton, Victoria, Australia. FOR FURTHER INFORMATION PLEASE CONTACT Mr. Eutillio Buccilli Executive Director & Chief Executive Officer Genetic Technologies Limited + 61 3 8412 7050 Jason Wong (USA) Blueprint Life Science Group +1 (415) 375 3340, Ext. 4 About Genetic Technologies Limited Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer. The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Genetic Technologies Limited Annual General Meeting Thursday, 23 November 2017 1

Forward Looking Statements This presentationmay contain forward-looking statements withinthe Section 21E the financial meaning of Section 27A of the U.S. Securities Act of 1933 and of the U.S. Securities Exchange Act of 1934 with respect to condition, results and business achievements/performance of Genetic TechnologiesLimited and certainof the plansand objectivesof its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations. 2

Major Achievements Since Last AGM With the focus geared toward improving BREVAGenplus’s overall market awareness and adoption among healthcare providers and patients, the Company; Activated promotional campaign around the Susan G. Komen® Dallas, Texas Race for the Cure®, to coincide with October 2016 National Breast Cancer Awareness month Activated its partnership arrangement with Verizon IndyCar series driver Pippa Mann, for a second consecutive year Commercially repositioned BREVAGenplus to be more firmly aligned with U.S. clinical guidelines and repriced the test to USD $349 Transitioned from the traditional medical insurance reimbursement system to a direct patient self-pay program 3

Major Achievements Since Last AGM (Cont.) Maintained a strong cash position, with $11.0m in cash 2017 Completed an $8.1M capital raising in December 2016 as at 30 June Executed exclusive worldwide license Agreement with The University Melbourne; potential to develop Colorectal Cancer Risk Assessment test Launched a clinical research partnership with Ohio State University of Engaged Roth Capital Partners to manage the strategic review initiative with a clear mandate to explore a wide range of possible transaction opportunities designed to maximise shareholder value 4

Brand Awareness-Exclusive Spokesperson Verizon IndyCar series driver Pippa Mann has become the exclusive spokesperson for BREVAGenplus. BREVAGenplus.com, supportive marketing collateral and social media are aligned with the Pippa Mann image and the "Know Your Risk" call to action. Patient awareness and impact events have been and will continue to be focal points for the Company including four planned Susan G. Komen® Race for the Cure® events in the coming fiscal year. Digital marketing efforts have been launched in alignment with breast cancer awareness campaigns and Pippa Mann events including the Indianapolis 500, the largest single day sporting event in the world, in terms of on-site attendance. Leveraging the Pippa Mann partnership for a second consecutive year 5

First Quarter - FY18 Update Colorectal cancer In November 2016, executed exclusive worldwide license agreement with The University of Melbourne, with the potential to develop a novel colorectal cancer risk assessment test A scientific validation study supporting this work has been completed by the University; result confirms previously evaluated computer modelling data The manuscript has been submitted for publication, with the paper still under review. The Company will update the market further once the research findings have been published in the scientific literature and are available in the public domain 6

First Quarter - FY18 Update (Cont.) Clinical research partnership with Ohio State University The Study is investigating the impact of a polygenic risk score on the health management of already high risk BRCA1/BRCA2 carriers Ohio State University Review Board Approval for the project has been granted; patient recruitment commenced first week November 2017 Customisation of assay and required algorithm has been designed by the Company; validation work associated with the design to be completed by end of November 2017 7

First Quarter - FY18 Update (Cont.) Strategic review initiative Retained Roth Capital Partners to serve as a financial advisor and to manage the review campaign Working side by side with Roth Capital Partners to progress the strategic review initiative As previously announced, the Company does not have a defined timeline for the exploration of these possible strategic alternatives and cannot provide any assurance whether announced or consummated or when a strategic alternative would be 8

Focus for FY 2018 The repositioning and repricing of BREVAGenplus, were key initiatives during the past year Market feedback suggests that; - the self-pay program is being well received by primary care providers - that there is a growing need for a breast cancer risk assessment tool Next stage of the Company’s commercial efforts Creating ease of product use protocol that will maintain efficiency of healthcare provider’s daily routine; supported by appropriate medical education programs Addressing primary care provider’s need for a referral site for patients receiving a high test score Transitioning to an online commercial platform for BREVAGenplus 9

Focus for FY 2018 (Cont.) Transitioning to an online commercial platform for BREVAGenplus An online portal for Consumer Initiated Testing Physician Oversight Access to comprehensive educational background on BREVAGenplus 10

Focus for FY 2018 (Cont.) Transitioning to an online commercial platform for BREVAGenplus (Cont.) Test reports pre-approved with physician oversight Reports delivered electronically to patients Physician Oversight Pre-approval prior to report delivery 11

Focus for FY 2018 (Cont.) Strategic review initiative Continue to work side by side with Roth Capital Partners to progress the strategic review initiative Manage operating cost base and cash flow with the aim of maximising reinvestment in product development, while ensuring adequate funding is available to meet our objectives 12